José Antonio Álvarez
Chief Financial Officer

October 22, 2007
Via EDGAR (Correspondence) and Courier

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander Central Hispano, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2006
File No. 001-12518

Dear Mr. Vaughn:

By letter dated October 22, 2007, you provided further comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Banco Santander, S.A.’s (formerly Banco Santander Central Hispano, S.A., or the “Bank”) annual report on Form 20-F for the fiscal year ended December 31, 2006 (“2006 Form 20-F”). In response to your comments and on behalf of the Bank, we have provided responses to those comments as indicated below. The text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Consolidated Financial Statements
d) Measurement of financial assets and liabilities and recognition of fair value changes
iii) Valuation techniques, page F-19
1.
We note your response to prior comment two in our letter dated October 5, 2007. We continue to believe that additional disclosure should be provided to comply with the fair value disclosure requirements in IFRS 7. Specifically, we note the reference to various models and methodologies used to determine fair value for your financial instruments, including the present value method, the Black-Scholes paradigm, the Heath-Jarrow-Morton model, and the standard Gaussian copula methodology. Please revise future filings to include a discussion of the significant assumptions and inputs into each of these different models and methodologies as required by paragraph 27(a) of IFRS 7. For example, disclose the significant inputs into these models that have the potential to most significantly impact the value determined, and the assumptions for those inputs for all periods presented.

Response

In future filings, we will revise these disclosures to address the Staff’s comments.

*  *  *  *

In addition, as requested, we acknowledge that:

•	The Bank is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact José Antonio Álvarez at +34-91-289-32-80.

Very truly yours,

/s/ José Antonio Álvarez

José Antonio Álvarez
Chief Financial Officer

Cc:
Mr. Nicholas Adams Kronfeld, Davis Polk & Wardwell
Mr. Germán de la Fuente, Deloitte, S.L.
Mr. Manuel Arranz, Deloitte, S.L.
Mr. Fernando Ros, Deloitte, S.L.
Ms. Mónica Cueva, Banco Santander, S.A.
Mr. José Galiana, Banco Santander, S.A.
Mr. Javier del Castillo, Banco Santander, S.A.